EXHIBIT 2

                                  [TRANSLATION]

                                                                 AUGUST 18, 2009

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                  PRESS RELEASE

                SIGNIFICANT PROGRESS IN THE PRIVATIZATION PROCESS
                       OF THE INDUSTRIAL DEVELOPMENT BANK

         THE EQUITY OF THE BANK INCLUDING THE PREFERENCE SHARES STOOD ON
                 JUNE 30, 2009 AT APPROXIMATELY NIS 678 MILLION.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS AND URI GALILI, THE GENERAL MANAGER NOTED THAT:

"The privatization process is proceeding quickly. On July 13, 2009 the Bank's Data Room was opened for the purpose of conducting due-diligence examinations by the parties whose continued participation in the sale process has been approved by the Government Companies Authority and they began the evaluations.

The Bank finished a successful and profitable first half of the year while continuing the efficiency process in the Bank. In the coming days, the transfer of the Bank to smaller offices will be completed with an additional reduction in operational expenses which will felt already in the third quarter of the year."

THE EQUITY OF THE BANK, INCLUDING THE PREFERENCE SHARES - WHICH ACCORDING TO THE ACCOUNTING PRINCIPLES IN ISRAEL ARE CLASSIFIED FROM AN ACCOUNTING STANDPOINT AS A LIABILITY - STOOD ON JUNE 30, 2009 AT APPROXIMATELY NIS 678 MILLION AS COMPARED WITH APPROXIMATELY NIS 643 MILLION ON DECEMBER 31, 2008. In should be noted that according to the accepted accounting principles in the United States (which are applied by the Bank in its annual reports filed with the SEC in the United States) the Preference shares are included in the equity of the Bank. The equity of the Bank net of the Preference shares amounted as of June 30, 2009 at NIS 107.3 million as compared with NIS 104.1 million on December 31, 2008.

THE PROFIT FROM ORDINARY OPERATIONS AFTER TAX IN THE FIRST HALF OF 2009 AMOUNTED TO NIS 28.5 MILLION COMPARED WITH NIS 9.0 MILLION IN THE FIRST HALF OF 2008. This amount is prior to the charge to expenses of the exchange-rate differentials and the current dividend with regard to the Bank's Preference shares, a charge which derives from the accounting classification of the Preference shares as a liability. These expenses which were first charged this year in the Profit and Loss Statement of the Bank amount to NIS 30.3 million, so that after the recording of these expenses, the loss in the first half of 2009 amounts to NIS 1.8 million, as compared with a profit of NIS 9.0 million in the first half of 2008.


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PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the
first half of 2009 amounted to NIS 24.8 million compared with NIS 22.7 million for the comparable period in 2008.

The financing operations of the Bank during the first half of 2009 were influenced by the following factors:

     o An increase in the scope of assets included in the financing activity as a result of the payment of the perpetual deposit that was deposited with the Ministry of Finance. The increase in assets is expressed primarily in the increase in the balance of short-term deposits with banks. Due to the privatization process of the Bank a decision was made not to enter long-term investments.

     o A decrease in the scope of credit granted by the Bank, this as a result of the policy followed by the Bank during the past years.

The profit from financing operations in the first half of 2009 included income from collection of interest for problematic debts, which amounted to NIS 18.6 million, as compared to NIS 16.0 million in the first half of 2008.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first half of 2009 this item recorded income in the amount of NIS 18.0 million compared with income in the amount of NIS 15.8 million in the first half of 2008. The prominent change in the allowance for doubtful debts in the first half of the year resulted from the resolution of the Board of Directors to strike-out the supplementary and general allowance which had been maintained under the Directives of the Supervisor of Banks which ceased to apply to the Bank, and to implement instead an allowance based upon sector risk characteristics. This allowance as of June 30, 2009 amounted to NIS 27.6 million as compared with the supplemental and general allowance in the amount of NIS 41.8 million as of December 31, 2008.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 42.8 million in the first half of 2009 compared with NIS 38.5 million in the comparable period of 2008.

INCOME FROM OPERATING AND OTHER ACTIVITIES amounted to NIS 3.6 million in the first half of 2009 compared with NIS 0.8 million in the first half of 2008. The increase is a result of profits on the severance funds and investments in shares.


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OPERATING AND OTHER EXPENSES totaled NIS 15.7 million in the first half of 2009 compared with NIS 27.7 million in the first half of 2008. The operating expenses in the first half of 2009 included an allowance of NIS 1.5 million in connection with the special retirement agreement signed in 2008 regarding the plan to privatize the Bank. In the first half of 2008 this item includes an expense in the amount of NIS 11.0 million for the above agreement.

TOTAL CREDIT TO THE PUBLIC, amounted on June 30, 2009 to NIS 404 million as compared with approximately NIS 5,107 million as of December 31, 2008. The data as of December 31, 2008 include credit guaranteed by the State of Israel to the Israel Electric Company Ltd. which was granted from a deposit of the State with the Bank whose balance as of December 31, 2008 was approximately NIS 4,699 million. Net of the above credit, the credit to the public as of June 30, 2009 amounts to approximately NIS 401 million.

THE TOTAL BALANCE SHEET as of June 30, 2009 amounted to approximately NIS 1,077 million as compared with NIS 5,757 million on December 31, 2008. The reduction is as a result of a change introduced during the second quarter in the contractual arrangements between the Bank and the State of Israel regarding the State's deposit with the Bank in connection with the credit to the Electric Company. As a result of this change and pursuant to the public reporting directives of the Bank of Israel, the Bank has off-set, beginning with its statements as of June 30, 2009, the loan granted to the Electric Company against the State's deposit deposited with the Bank for this purpose, so that both the loan and the deposit are no longer included in the Bank's balance sheet.